August 23, 1988


Mr. Robert E. Larson
Chairman of the Board
Princor Tax-Exempt Cash Management Fund, Inc.
711 High Street
Des Moines, Iowa 50309


Dear Mr. Larson:

     Principal Mutual Life Insurance Company intends to purchase 6,000,000 shares of Common Stock of Princor Tax-Exempt Cash Management Fund, Inc., par value $.01 per share (the "Shares") at $1.00 per share. In connection with such purchase, Principal Mutual Life Insurance Company represents and warrants that it will purchase such Shares as an investment and not with a view to resale, distribution or redemption.

                                       Principal Mutual Life Insurance Company


                                       By _William P. Kovacs__________________
                                           William P. Kovacs